SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

MELLON OPTIMA L/S STRATEGY FUND, LLC

(Name of Issuer)

MELLON OPTIMA L/S STRATEGY FUND, LLC

(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Peter M. Sullivan, Esq.

BNY Mellon Financial Center

One Boston Place, 024-0081

Boston, Massachusetts 02108

Telephone: (617) 722-7716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2533

March 28, 2016

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $100,000,000.00 (a)	Amount of Filing Fee: $10,070 (b)

(a)	Calculated as the aggregate maximum repurchase price for Units.
(b)	Calculated at $100.70 per million of Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,035.00

Form or Registration No.: SC TO-I, Registration No. 005-81011

Filing Party: MELLON OPTIMA L/S STRATEGY FUND, LLC

Date Filed: March 28, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 28, 2016 by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $50,000,000 of units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased to an aggregate of $100,000,000 of Units, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on Thursday, May 5, 2016, in accordance with Rule 13e-4(f)(1)(ii).

The information contained in the Supplement to Notice of Offer to Purchase, dated April 22, 2016, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MELLON OPTIMA L/S STRATEGY FUND, LLC

By:	/s/ Ted A. Berenblum
Name: Ted A. Berenblum
Title: President

April 22, 2016